EXHIBIT 5
GUIDELINE COMPANY DATA
	Ticker	TTM
Company	Symbol	Rev ($MM)	2007	2008	2009
Caraco Pharmaceutical Labs:	COD	$229
Gross margin			49.4%	24.2%	20.1%
SG&A/sales			8.4%	4.1%	4.9%
R&D/sales			19.1%	8.5%	6.7%
Operating margin			21.8%	11.6%	8.6%
Days' sales outstanding			73.3	84.4	81.8
Days' inventory			181.5	227.1	256.2
Hi-Tech Pharmacal Co.:	HITK	$162
Gross margin			39.4%	34.7%	47.6%
SG&A/sales			40.6%	36.5%	30.6%
R&D/sales			8.0%	10.0%	6.8%
Operating margin			-9.3%	-11.8%	14.6%
Days' sales outstanding			80.7	79.3	83.1
Days' inventory			120.7	146.5	112.8
Lannett Company, Inc.:	LCI	$124
Gross margin			30.5%	25.3%	38.0%
SG&A/sales			17.1%	23.2%	21.9%
R&D/sales			9.0%	7.1%	7.1%
Operating margin			-7.2%	-7.5%	9.1%
Days' sales outstanding			98.1	135.1	98.2
Days' inventory			82.7	88.2	68.8
Mylan, Inc.:	MYL	$5,060
Gross margin			52.3%	40.3%	40.7%
SG&A/sales			13.4%	20.8%	25.1%
R&D/sales			6.4%	6.2%	5.4%
Operating margin			26.5%	5.8%	10.3%
Days' sales outstanding			67.1	82.7	86.0
Days' inventory			168.2	126.9	131.8
Par Pharmaceutical Cos.:	PRX	$1,190
Gross margin			34.9%	30.5%	28.0%
SG&A/sales			18.0%	23.8%	13.8%
R&D/sales			10.1%	10.3%	3.3%
Operating margin			9.6%	-13.2%	11.0%
Days' sales outstanding			37.7	46.6	36.4
Days' inventory			69.6	57.9	26.2
Perrigo Company:	PRGO	$2,130
Gross margin			27.7%	30.2%	29.7%
SG&A/sales			15.7%	15.2%	12.7%
R&D/sales			4.6%	4.0%	3.9%
Operating margin			6.8%	10.8%	12.3%
Days' sales outstanding			65.8	63.3	61.5
Days' inventory			104.4	99.8	101.5
Teva Pharmaceutical Ind.:	TEVA	$13,900
Gross margin			51.8%	53.8%	53.0%
SG&A/sales			20.2%	22.7%	25.2%
R&D/sales			6.2%	19.7%	5.9%
Operating margin			25.5%	10.3%	17.3%
Days' sales outstanding			125.5	135.0	127.0
Days' inventory			174.0	208.1	188.0
Watson Pharmaceutical Inc.:	WPI	$2,790
Gross margin			39.7%	40.7%	42.8%
SG&A/sales			16.9%	16.8%	9.4%
R&D/sales			5.8%	6.7%	7.1%
Operating margin			10.2%	14.1%	13.7%
Days' sales outstanding			47.7	41.2	53.9
Days' inventory			122.2	117.0	133.2
Median:		$1,660
Gross margin			39.6%	32.6%	39.4%
SG&A/sales			17.0%	21.8%	17.9%
R&D/sales			7.2%	7.8%	6.3%
Operating margin			9.9%	8.1%	11.7%
Days' sales outstanding			70.2	81.0	82.5
Days' inventory			121.5	122.0	122.3
Sources: Morningstar, Capital IQ